OPERATING AGREEMENT

OF

BOURBON & BOOTS ACQUISITION COMPANY, LLC

OPERATING AGREEMENT
OF
BOURBON & BOOTS ACQUISITION COMPANY, LLC

This OPERATING AGREEMENT (the "Agreement") is effective as of May ___, 2015, by and between all of the parties on the signature pages to this Agreement (each, a "Member," and collectively, the "Members," as also identified on Schedule A to this Agreement) and Bourbon & Boots Acquisition Company, LLC, an Arkansas limited liability company (the "Company").

PRELIMINARY STATEMENT

The Members are owners of membership interests in the Company subject to the terms set out in this Agreement. The Agreement sets out the respective rights, powers, and interests of the Members with respect to the Company, and provides for the management of the business of the Company. This Operating Agreement supersedes and replaces all prior agreements and understandings of the Members with respect to the subject matter of this Agreement.

THEREFORE, in consideration of the mutual promises and agreements made in this Agreement, and other valuable consideration that has been received, the parties agree:

ARTICLE 1
ORGANIZATION

Section 1.1   Formation of Limited Liability Company. The Members have formed a limited liability company under the Small Business Entity Tax Pass Through Act of 1993, Ark. Code Ann. §4-32-101, et seq. (the "Act"), as amended, by executing, filing, and recording the Articles of Organization (the "Certificate") with Arkansas Secretary of State, and have complied with the legal requirements for the creation of the Company under the Act and its operation in Arkansas. If the rights or obligations of any Member are different by reason of this Agreement than they would be in the absence of the provision in this Agreement, then this Agreement will control.

Section 1.2   Company Name. The business of the Company will be conducted under the name Bourbon & Boots Acquisition Company, LLC, and any other name the Managers approve.

Section 1.3   Principal Office. The principal place of business and address of the Company, and the name and address of the registered agent for service of process (the "Agent"), will be the address and Agent listed on the Certificate registered with the Arkansas Secretary of State. The Managers may change the principal place of business and the Agent. The Managers have authority to and will execute all required amendments to filings with governmental agencies as a result of any changes of address or Agent.

Section 1.4   Purposes of the Company. The primary purpose of the Company will be to develop and commercialize assets relating to the Bourbon & Boots ecommerce business, and to do all related activities. The Company may also engage in any other lawful activity approved under this Agreement,

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and may exercise all powers available under applicable law.

Section 1.5   Term of Company. The Company will be effective from the filing of the Certificate in the office of the Arkansas Secretary of State, and will remain effective until the date the Company is dissolved pursuant to the Act or under any term of this Agreement.

ARTICLE 2
DEFINITIONS

Section 2.1   Definitions. In this Agreement capitalized terms will have the meaning given to them in this Agreement or in the Schedule B attached to this Agreement.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND ACCOUNTS

Section 3.1   Contributions of the Members. Each Member will initially provide the Company with the Capital Contribution listed beside her, his, or its name on Schedule A attached to this Agreement (the "Capital Contribution"). Schedule A will be revised to reflect additional contributions made in accordance with Section 3.2 below. In exchange for the Capital Contribution, each Member has been issued the Units listed beside the Member's name on Schedule A. The Managers may amend Schedule A from time to time to reflect the issuance or transfer of Units in accordance with this Agreement, without any vote or consent of the Members being required.

Section 3.2   Additional Capital Contributions. No Member will be required to make additional Capital Contributions other than as required in accordance with Section 3.1 above. Notwithstanding the foregoing, if the Managers or a Super Majority Interest determines that additional Capital Contributions are necessary or appropriate for the Company's business, each Member will be permitted to make additional Capital Contributions if and to the extent they choose. In that event, the Members choosing to make additional Capital Contributions will do so on a pro rata basis with respect to the participating Members' Percentage Interests. The Percentage Interests of the Members will be adjusted to reflect the new Capital Accounts of the Members immediately after any additional Capital Contributions.

No Member will have a right to make Capital Contributions in excess of the Capital Contribution required pursuant to Section 3.1 above. Each Member hereby specifically waives all preemptive and/or participation rights.

Section 3.3   Capital Accounts. Capital Accounts will be maintained pursuant to Article 7 of this Agreement.

Section 3.4   No Interest on or Right to Withdraw Capital Contributions. Members will not be entitled to interest on Capital Contributions or on the balance of any Capital Account. Members will not have the right to withdraw Capital Account balances, or to demand or receive a return of all or part of the Member's Capital Contribution, or to demand or receive a redemption of the Member's Units.

Section 3.5   Loans to Company. Loans by a Member to the Company will not be Capital Contributions and will not increase the Capital Account of the lending Member.

Section 3.6   Limited Liability. No Member will have any personal liability for the liabilities and obligations of the Company, except to the extent of any unfunded portion of such Member's Capital Contribution. Notwithstanding the foregoing, (i) if any court of competent jurisdiction holds that distributions (or any part thereof) received by a Member under this Agreement constitute a return of capital and directs that a Member pay the amount (with or without interest) to or for the account of the Company or a creditor, then the obligation will be the obligation of that Member and not of any other Member or the Company, and (ii) a Member will indemnify and hold harmless the Company and each other Member from any liability or loss incurred by virtue of the assessment of any tax with respect to the Member's allocable share of the Profit or gain of the Company.

ARTICLE 4
MANAGEMENT

Section 4.1   Management; Authority to Bind the Company. Except as specifically set out in this Agreement or as otherwise required by the Act, the management of the Company will be vested in its managers (the "Manager(s)"), who will have full authority and power to manage and direct the business and affairs of the Company. Subject to the foregoing qualifications, only the Managers and their authorized agents will have the authority to legally bind or otherwise act on behalf of the Company. Members that are not Managers will not participate in the management of the Company, will have no right to vote or control any act or decision of the Company, and will have no authority to act for or otherwise bind the Company. Members who are not Managers are specifically prohibited from taking any action without the prior express consent of the Managers.

Section 4.2   Managers. The number of Managers will be five (5), unless otherwise approved in writing by each of (a) a Super Majority Interest and (b) a Class A Majority Interest. Four (4) Managers will be appointed by the vote or written consent of Member Xcelerate Capital, LLC, one (1) of which will always be Rodney A. Ford and one (1) of which will always be the acting chief executive officer of the Company; one (1) Manager will be appointed by the vote or written consent of a Class B Majority Interest. The names of the Managers will be set out on Schedule C to this Agreement. The Managers may amend Schedule C from time to time to reflect a change in the Managers in accordance with this Agreement, without any vote or consent of the Members being required.

A Manager appointed in accordance with this section maybe be removed as a Manager (with or without cause) only upon the vote or written consent of the Members entitled to appoint such Manager as set out in this section. Upon the death, resignation, or removal of a Manager, the Members entitled to appoint such Manager as set out in this section will have the sole right to appoint such Manager's successor.

In addition to the powers expressly given by this Agreement, the Managers may exercise all powers of the Company and do all lawful acts that are not expressly required to be done by the Members by statute, the Certificate, or this Agreement. The Managers will not be liable or responsible in damages or otherwise to the Company or to any of the Members, except for acts or omissions due to gross negligence or willful misconduct.

Section 4.3   Tenure. Managers will serve until resignation or removal pursuant to this Agreement. Managers are not required to be Members.

Section 4.4   Effect of Removal. Removal of a Manager will be without prejudice to the contractual rights, if any, of the person removed as a Manager. Election as a Manager will not create contractual rights.

Section 4.5   Vacancies. A vacancy in the role of Manager will exist in the event of the death, resignation or removal of a Manager, or an increase in the number of Managers. In the case of any vacancy, the additional or successor Manager will be appointed in the manner set out in Section 4.2.

Section 4.6   Duties. The Managers will devote the time, attention, and energy reasonably necessary to perform their obligations under this Agreement. The Managers will perform the functions that are ordinary and customary in the performance of similar services by persons occupying similar positions in other businesses of similar size and operations. The precise duties of the Managers may be specified from time to time by the vote or written consent of each of (a) a Majority Interest, and (b) a Class A Majority Interest. The Managers will faithfully perform their duties to the best of their ability and for the best interests of the Company.

Section 4.7   Decisions Requiring Vote of Members.

(a)   Notwithstanding any other provision of this Agreement to the contrary, the following actions require the vote or written consent of a Super Majority Interest:

(i)   Any voluntary liquidation, dissolution, or termination of the Company;

(ii)   The performance of any act that would make impossible the ordinary conduct of the business of the Company;

(iii)   Confession of a judgment against the Company;

(iv)   The filing or consenting to the filing on behalf of the Company of a petition under any federal or state bankruptcy, insolvency, or reorganization act;

(v)   Using Property for other than a business purpose; and

(vi)   Except as expressly provided by this Agreement, any amendment, alteration, or repeal of this Agreement or the Certificate.

(b)   Notwithstanding any other provision of this Agreement to the contrary, the following actions require the vote or written consent of a Class A Majority Interest:

(i) Any amendment, alteration, or repeal of any term of this Agreement or the Certificate that adversely affects any of the rights, preferences, or privileges of the holders of the Class A Units;

(ii) The creation, or authorization of the creation, of any additional class or series of Ownership Interests, or reclassification any class or series of Ownership Interests into any other class or series of Ownership Interests, unless the same ranks junior to the Class A Units with respect to the distributions and liquidation; and

(iii) Any voluntary liquidation, dissolution, or termination of the Company.

Section 4.8   Compensation. The Company may pay or reimburse the out-of-pocket expenses reasonably incurred by the Managers in carrying out the duties of the Managers on the vote of the Managers. On the vote or written consent of a Super-Majority Interest, the Company may pay the Managers a salary or fixed sum as compensation for carrying out the duties of the Managers. No such payment will prevent the Managers from serving the Company in any other capacity or receiving compensation for those services.

Section 4.9   Transactions with the Company. No contract or other transaction between the Company and a Manager, or any corporation, association, or entity in which the Manager is financially interested, will be void or voidable because of the relationship or interest, as long as (a) the fact of the relationship or interest is disclosed or known by the Members that authorize, approve, or ratify the transaction by a sufficient vote or consent without counting the votes or consents of the interested Manager; or (b) the transaction is fair and reasonable to the Company. Interested Managers may be counted in determining the presence of a quorum at a meeting that approves or ratifies the transaction.

Section 4.10   Advisory Board Members. The Managers may elect advisory board members as they deem appropriate to serve for the terms, perform the services, and to be compensated in amounts as are established by the Managers. An advisory board member will not constitute a Manager and will not be entitled to vote on any matter. Advisory board members are not required to be Members.

Section 4.11   Indemnification. To the extent permitted by applicable law, the Company will indemnify, reimburse, and hold harmless each Manager from and against all claims, liabilities, obligations, settlements, threats, costs, and expenses (including reasonable attorneys' fees) resulting from the good faith performance by the Manager of duties and services for and on behalf of the Company; except, however, this indemnity will not apply to the extent the claim, liability, obligation, settlement, threat, cost, or expense results from a breach of this Agreement by the Manager or the Manager's gross negligence or willful misconduct.

Section 4.12   Meetings. Meetings of the Managers may be called by the agreement of any three (3) Managers on at least five (5) days' prior written notice to each Manager. If no place for the meeting is designated, the place of meeting will be the principal office of the Company. A majority of Managers then serving will constitute a quorum at any meeting of the Managers, and the affirmative vote of a majority of the Managers then serving, taken at a meeting at which a quorum is present, will constitute the act of the Managers. Any action required or permitted to be taken at a meeting may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by each Manager then serving, and delivered for inclusion in the Company records. Any action taken by consent will be effective when all Managers then serving have signed the consent, unless the consent specifies a different effective date. When notice is required, a waiver of notice in writing signed by the person entitled to the notice will be equivalent to giving the notice. No annual or regular meetings are required.

Section 4.13   Officers. The Managers may designate and elect officers of the Company in their discretion. Each officer will hold office until his or her successor is duly elected and qualified, or until death, resignation, or removal from office. Except as otherwise provided in a definitive employment agreement between any officer and the Company, if any, any officer or agent of the Company may be removed by the Managers, with or without cause, whenever in their judgment the best interest of the Company will be served. Any such removal will be without prejudice to the contractual rights, if any, of the person removed. Election or appointment of an officer or agent will not of itself create any contractual rights whatsoever. A vacancy in any office may be filled by the Managers in their discretion. The salaries of the officers will be fixed from time to time by the Managers, and no officer will be prevented from receiving such salary by reason of the fact that the officer is also a Manager of the Company.

Section 4.14   Competition with the Company. No Manager will be obligated to offer or present to the Company, or its Members, any business or investment opportunity as a prerequisite to participating in the activity, whether or not competitive with the Company.

Section 4.15   Best Efforts. The Managers will use best efforts to maintain and develop the business of the Company. No Manager will intentionally injure the business of the Company. Without limiting the generality of the foregoing, no Manager will disclose confidential information or documents, files or other papers concerning the business and affairs of the Company without the consent of the other Managers, except as required by applicable law or legal process.

Section 4.16   Injunctive Relief. The Managers agree that the restrictive covenants contained in this Agreement relate to matters that are special and uniquely valuable, and breach of the restrictions will cause the Company irreparable harm. Consequently, the Managers expressly agree that the Company will be entitled to injunctive and other equitable relief to secure enforcement of this Agreement, in addition to all other legal or equitable remedies.

ARTICLE 5
MEMBERSHIP INTERESTS AND VESTING

Section 5.1   Membership Interests. The Membership Interests of the Company are in the form of Units as described below. Issued Units will be set out on Schedule A to this Agreement, as amended. The Managers may amend Schedule A from time to time to reflect the issuance or transfer of Units in accordance with this Agreement, without any vote or consent of the Members being required.

(a)   The Company hereby creates a class of Common Units designated as the "Class A Units." Each Class A Unit will be identical to all other Class A Units in all respects and will entitle the holder of the Class A Units to the rights, interests, preferences, and privileges of a holder of a Class A Unit as set out in this Agreement. On any matter presented to the Members for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each Member holding Class A Units will be entitled to cast one vote for each Class A Unit held by the holder as of the record date for determining Members entitled to vote on the matter. Except as provided by law or the terms of this Agreement, holders of Class A Units will vote together as a single class. The Company is authorized to issue up to 1,000,000 Class A Units.

(b)   The Company hereby creates a class of Common Units designated as the "Class B Units." Each Class B Unit will be identical to all other Class B Units in all respects and will entitle the holder of the Class B to the rights, interests, preferences, and privileges of a holder of a Class B Unit as set out in this Agreement. On any matter presented to the Members for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each Member holding Class B Units will be entitled to cast one vote for each Class B Unit held by the holder as of the record date for determining Members entitled to vote on the matter. Except as provided by law or the terms of this Agreement, holders of Class B Units will vote together as a single class. The Company is authorized to issue up to 175,000 Class B Units.

Section 5.2   Profits Interest. Notwithstanding anything contained in this Agreement to the contrary, the Managers may designate that Common Units that are granted to certain Members without payment of a cash capital contribution will be "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43) that will entitle the Member holding those profits interests to share in the portion of the future net income, net loss, and capital appreciation of the Company that corresponds to the Percentage Interest associated with such Common Units and that will entitle the Member to all of the other rights of a Member of the Company to the extent of such Common Units. Accordingly, the Capital Account balances of all of the Members of the Company at the time of granting of any profits interest may be revalued as of the date of the action pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(f), and no amount will be attributed to the Capital Account of the Member with respect to the grant of such Common Units. Neither upon the grant of any such Common Units nor at the time that such Common Units become substantially vested (as that term is defined in Treasury Regulation §1.83-3(b)) will the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of such Common Units. Notwithstanding the fact that any profits interest may be substantially non-vested (as that term is defined in Treasury Regulation §1.83-3(b)) at the time of their grant, the Company and each Member receiving the profits interest will treat such Member as the owner of such Common Units from the date of the grant of such Common Units, and each such Member will take into account his or her distributive share of Company income, gain, loss, deduction, and credit associated with such Common Units in computing his or her income tax liability for the entire period during which that Member holds such Common Units. Notwithstanding anything in this Agreement to the contrary, treatment of profits interests granted hereunder and the rights and privileges associated therewith may be changed by the Company as necessary in order to comply with the Code and the Regulations. The Members agree that to the extent Regulations or guidance from the Internal Revenue Service requires an amendment to this Agreement to effectuate the terms of this section, the Members can make the amendment; provided, however, that any amendment does not adversely affect the amount distributable to Members in any material respect pursuant to the terms of this Agreement.

Section 5.3   Additional Units. Subject to any approvals required under this Agreement, including, but not limited to, Section 4.7, the Company may issue additional Units in different classes or series and with different rights, obligations, and conditions, including additional Common Units and classes or series of Preferred Units. Unless expressly set out otherwise in this Agreement, the rights, obligations, and conditions of Units issued after the execution of this Agreement will be determined by the Managers. The rights, obligations, and conditions of subsequently issued Units will be detailed in definitive documents associated with any future issuance.

Section 5.4   Adjustments to Units.

(a)   Adjustment for Stock Splits and Combinations. If the Company at any time or from time to time effects a subdivision of any class or series of the outstanding Units, the other outstanding Units of other classes and series will be increased in proportion to such increase. If the Company at any time or from time to time effects a combination of any class or series of the Units, the other outstanding Units of other classes and series will be decreased in proportion to such increase.

(b)   Adjustments for Dividends and Distributions. In the event the Company at any time or from time to time issues a distribution to the holders of any class or series of Units that is payable in securities of the Company or in other property, then and in each such event the holders of all other classes and series of Units will simultaneously receive a dividend or other distribution of such securities or other property in an amount proportionately equal to other holders.

Section 5.5   Incentive Units. The Company may issue reserved but unissued Common Units to Managers, employees, service providers, or other persons as incentive compensation. The decision to issue any of the reserved but unissued Common Units under this provision, and the amount and terms of the Common Units to be issued, will be exclusively determined by the Managers and accomplished through separate, definitive documents outlining the terms and conditions for such issuances. The Managers may amend Schedule A from time to time to reflect the issuance of Common Units in accordance with this section, without any vote or consent of the Members or any separate class of Members being required.

ARTICLE 6
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 6.1   Authority and Liability of Members. Members will not be liable or responsible in damages or otherwise to the Company or the other Members, except for acts or omissions due to gross negligence or willful misconduct. Members and Affiliates of the Members will not participate in the management of the Company, will have no right to vote or control any act or decision of the Company, and will have no authority to act for or otherwise bind the Company, unless specifically provided otherwise in this Agreement.

Section 6.2   Withdrawal. Members will not be entitled to withdraw or resign from the Company without the prior written consent of each of (a) a Super Majority Interest and (b) the Managers. Consent may be given, withheld, conditioned, or delayed as each Member determines in her or his sole discretion.

Section 6.3   Removal of Member. A Member may be removed with or without cause with the vote or written consent of each of (a) a Super Majority Interest and (b) the Managers. Consent may be given or withheld, conditioned, or delayed as each Member and Manager determines in her or his sole discretion.

Section 6.4   Meetings. Meetings of the Members may be called by the Managers or by a Majority Interest on at least ten (10) days' prior written notice to each Member. The notice will set out the time and place of the meeting. If no place for the meeting is designated, the place of meeting will be the principal office of the Company. Members constituting a Majority Interest will constitute a quorum at any meeting of Members, whether present in person or by proxy. No annual or regular meetings are required.

Section 6.5   Action. The vote of Members holding a Majority Interest will be the decision of the Members, unless the vote of a greater or lesser Percentage Interest is otherwise expressly required by the Act, the Certificate, or this Agreement. Any action required or permitted to be taken at a meeting may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by Members holding the requisite Percentage Interest under this Agreement for approval of such action, and delivered for inclusion in the Company records. Any action taken by consent pursuant to this section will be effective when the necessary Members have signed the consent, unless the consent specifies a different effective date. When notice is required, a waiver of notice in writing signed by the person entitled to the notice will be equivalent to giving the notice.

Section 6.6   Voting by Members. All Members will be entitled to vote on any matter submitted to a vote of the Members. Members may vote either in person or by proxy at any meeting of the Members. Each Member will be entitled to cast the number of votes set out in Section 5.1. No term of this Agreement requiring the approval of Members holding a specified Percentage Interest in the Company may be modified, amended or repealed unless the modification, amendment, or repeal is approved by Members holding at least that percentage of the total Percentage Interest in the Company.

Section 6.7   Confidentiality. Each Member agrees that she or he will not, at any time or in any form, disclose or communicate to any Person in any manner whatsoever, whether directly or indirectly, any information of any kind relating to the business, operations, finances or strategy of the Company (collectively, "Confidential Information"), unless authorized in writing by the Managers or unless otherwise required by applicable law or legal process. Notwithstanding the foregoing, no restriction will be required in connection with disclosures to a Member's tax, legal, accounting and other professional advisers. In the event that a Member or its agents attempt to use or disclose any Confidential Information contrary to the terms of this Agreement, the Company will have the right to enforce its right to injunctive relief as set out in Section 6.9 below.

Section 6.8   Competition; Other Activities. Members may participate in other business ventures or investments of any kind, independently or with others, including, but not limited to, ventures owning, operating, or managing businesses similar to the Company. No Member will be obligated to offer or present to the Company, or its Members, any business or investment opportunity as a prerequisite to participating in the activity, whether or not competitive with the Company.

Section 6.9   Injunctive Relief. The Members agree that the restrictive covenants contained in this Agreement relate to matters that are special and uniquely valuable, and breach of the restrictions will cause the Company irreparable harm. Consequently, the Members expressly agree that the Company will be entitled to injunctive and other equitable relief to secure enforcement of this Agreement, in addition to all other legal or equitable remedies.

ARTICLE 7
ALLOCATIONS

Section 7.1   Allocations of Profits and Losses.

(a)   The rules set out below in this Section 7.1 will apply for the purpose of determining each Member's allocable share of the items of income, gain, loss, and expense of the Company comprising Profits and Losses of the Company for each taxable year, determining special allocations of other items of income, gain, loss, and expense, and adjusting the balance of each Member's Capital Account to reflect the aforementioned general and special allocations. For each taxable year, the Regulatory Allocations discussed in Section 7.1(d) will be made immediately prior to the general allocations of Section 7.1(b).

(b)   For each fiscal year of the Company, after adjusting each Member's Capital Account for all Capital Contributions and distributions during such fiscal year and all Regulatory Allocations discussed in Section 7.1(d) with respect to such fiscal year, all Profits and Losses will be allocated to the Members' Capital Accounts in a manner such that, as of the end of such fiscal year, the Capital Account of each Member will be equal to (a) the amount which would be distributed to such Member, determined as if the Company were to sell all of its assets for the Gross Asset Value thereof, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and distribute the net proceeds thereof pursuant to Section 8.1 or Article XII, as the case may be hereof, minus (b) such Member's share of Company Minimum Gain (as determined according to Treasury Regulation Sections 1.704-2(d) and (g)(3)) and Member Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(i)), computed immediately prior to such hypothetical sale.

(c)   Stop Loss. No Losses will be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any such Losses not allocated to a Member due to the foregoing limitation will be specially allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Accounts have been reduced to zero and any remainder will be allocated to the Members in accordance with their respective Percentage Interest.

(d) <u>Regulatory Allocations</u>. Provisions governing the allocation of income, gain, loss, deduction, and credit (and items thereof) are included in this Agreement as may be necessary to provide that the Company's allocation provisions contain a so-called "Qualified Income Offset" and comply with all provisions relating to the allocation of so-called "Non-recourse Deductions" and "Partner Non-recourse Deductions" and the chargeback thereof as set out in the Regulations under Section 704(b) of the Code (collectively, "Regulatory Allocations").

(e) <u>Allocations upon Transfer</u>. For any fiscal year during which an Ownership Interest in the Company is assigned the portion of the Profits and Losses of the Company that is allocable in respect of such Ownership Interest will be apportioned between the assignor and the assignee of such Ownership Interest using any permissible method under Code Section 706 and the Regulations thereunder, as determined by the Managers.

(f) <u>Required Tax Allocations</u>. All items of income, gain, loss, deduction, and credit for federal income tax purposes will be allocated to each Member in the same manner as the Profits and Losses (and each item of income, gain, loss, and deduction related thereto) that is allocated to such Member pursuant to Sections 7.1(a), (b), (c), (d) and (e) to which such tax items relate. Notwithstanding the foregoing provisions of this Section 7.1, income, gain, loss, deduction, and credits with respect to property contributed to the Company by a Member will be allocated among the Members for federal and state income tax purposes pursuant to Regulations promulgated under Section 704(c) of the Code, so as to take account of the variation, if any, between the adjusted basis for federal income tax purposes of the property to the Company and its initial Gross Asset Value at the time of contribution. In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b), (c), or (d) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, deduction, and credits with respect to such asset will take account of the variation, if any, between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the applicable Regulations consistent with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g). Allocations pursuant to this Section 7.1(f) are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits and Losses, other tax items or distributions pursuant to any provision of this Agreement.

(g) <u>Members' Tax Reporting</u>. The Members acknowledge and are aware of the income tax consequences of the allocations made by this Section 5.3 and, except as may otherwise be required by applicable law or regulatory requirements, hereby agree to be bound by the provisions of Section 5.3 in reporting their shares of Company income, gain, loss, deductions, and credits for federal, state, and local income tax purposes.

(h) <u>Retention of Certain Recapture Amounts Upon a Redemption</u>. To the extent any Member's Ownership Interest is redeemed in part and such Member continues as a Member of the Company entitled to an allocation of Net Income or Net Loss, notwithstanding that such Member's Ownership Interest is reduced or exchanged for other property, including cash, which would, but for this subsection (i), result in income or gain to such Member (or to the Company) pursuant to Section 751(a) or (b) of the Code, to the extent permitted by the Code and the Treasury Regulations thereunder, such Member will retain its obligation to be allocated such income or gain, which income or gain, to the extent allocable to such Member, will then be allocated no later than the latest of (1) any disposition of the asset that would otherwise have resulted in the allocation of such income or gain to such Member under Section 751(a) of the Code, (2) the complete redemption of such Member's Ownership Interest by the Company or any successor thereto in a transaction subject to Section 736(a) of the Code, (3) the partial or complete disposition of such Ownership Interest to a person (other than the Company or any Subsidiary or Affiliated) thereof in a taxable transaction, or (4) any comparable transaction.

ARTICLE 8
DISTRIBUTIONS

Section 8.1   Distributions. Subject to applicable law and any other limitations in this Agreement, the Company may make distributions of Distributable Cash to the Members in such amounts and at such times as the Managers may approve. All distributions will be made in accordance with subsection 8.1(a) and 8.1(b) below. Distributions will be made only to Persons who are the holders of record of Economic Interests on the date of the distribution. No Member, officer or other employee of the Company, or the Company itself, will incur liability for making distributions in accordance with this Section 8.1. No Member will have priority over any other Member for distributions.

(a)   Distributions of Distributable Cash not relating to a Liquidity Event will be distributed pro rata in accordance with all Members' respective Percentage Interest.

(b)   Notwithstanding the foregoing, any distribution of the proceeds of a Liquidity Event will be distributed in accordance with Section 12.3.

Section 8.2   Form of Distribution. Members, regardless of the Member's Capital Contribution, have no right to demand a distribution from the Company in any form other than cash. Except on the winding up of Company, no Member may be compelled to accept a distribution of any Company asset in-kind.

Section 8.3   Restrictions on Distributions. No distribution will be made if, after making the distribution: (i) the Company would not be able to pay its debts as they become due in the ordinary course of business; or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights of any Member, as applicable, on dissolution, if those preferential rights are superior to the rights of Members receiving the distribution. The Managers may approve a distribution based on financial statements of the Company prepared under customary accounting principles, or any other method that is reasonable under the circumstances. A Member or Economic Interest Owner that receives a distribution in violation of this Agreement or the Act is personally liable to the Company for the amount that exceeds the highest distribution amount that could have been distributed without violating this Agreement or the Act.

Section 8.4   Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member or Economic Interest Owner will be obligated to return any distribution to the

Company, or pay the amount of any distribution for the account of the Company or to any creditor of the Company.

Section 8.5   Tax Distributions. To the extent cash is available, the Managers will cause the Company to make a tax distribution in cash no later than the 15th day of March of each calendar year to each Member (whether or not such Member or such Member's investors are tax exempt) in an amount equal to the excess of (i) the product of (A) the cumulative taxable income allocable to such Member (including any guaranteed payments for services that are not actually received by such Member in cash and including any required tax allocations to such Member pursuant to Regulations promulgated under Section 704(c) of the Code) in excess of the cumulative taxable loss allocable to such Member for all taxable years prior to the year in which such distribution is being made, as estimated in good faith by the Managers and (B) the combined maximum federal, state, and local marginal income tax rate (taking into account the deductibility of state and local taxes and adjusted appropriately to take into account the varying rates applicable to capital gains, qualified dividend income and ordinary income) applicable to individual residents of Fayetteville, Arkansas, or such other rate as determined by the Managers in their good faith discretion, over (ii) all prior distributions pursuant to this Article 8. Tax distributions to a Member will be offset against and reduce the amount of the next succeeding distribution or distributions which such Member would otherwise be entitled to receive pursuant to this Agreement. To the extent that an amount otherwise distributable to a Member is so applied, it will be treated for all purposes hereof as if such amount had actually been distributed to such Member pursuant to this Agreement.

ARTICLE 9
RESTRICTIONS ON TRANSFER

Section 9.1   Transfer of Interests. Subject to Section 9.3 below, no Owner may Transfer any Unit without the consent of the Managers and the consent of Members holding a Super Majority Interest. Consent may be given, withheld, conditioned, or delayed as the Managers and Members determine in their sole discretion. After any Transfer of a Unit, the transferred Unit will continue to be subject to this Agreement, and all further Transfers will be required to comply with the Agreement.

Section 9.2   Effect of Transfers. After any Transfer of a Unit, the transferee will have no right to exercise any right of a Member unless and until the transferee is admitted as a Member by the consent of the Managers and the consent of Members holding a Super Majority Interest. Until that consent, the transferee will be an Economic Interest Owner and will only receive the share of the Company's Profits, Losses, and distributions to which the transferor of the Economic Interest would otherwise be entitled. Notwithstanding the foregoing, if a Transfer would cause the termination of the Company under applicable law, then the Managers may, but will not be required to, deem the Transfer void, and the purported transferee will not become an Economic Interest Owner or Member.

Section 9.3   Family and Affiliate Transfers. A Member may Transfer any Unit without the consent required by Section 9.1 (a) in the case of a Transfer for the benefit of such Member or the spouse, parent, sibling, in-law, child or grandchild of the Member, to a partnership, corporation, limited liability company, trust, or other entity or association that controls, is controlled by, or is under common control with such Member, or (b) in the case of a Member that is an entity, to any partner, shareholder, member or Affiliate of the Member, and in each case such transferee automatically will be deemed a Member of the Company with respect to the transferred Unit(s). Any transferor under this Section 9.3 must provide notice of the Transfer to the Company and must execute a counterpart signature page to this Agreement agreeing to be bound hereby as a Member.

Section 9.4   Right of First Refusal. If an Owner proposes to Transfer a Unit other than pursuant to Section 9.3, then the Owner will first offer the Unit to the other Members and the Company in accordance with the following:

(a)   Owner will deliver written notice to the Company and each Member stating (i) the Owner's bona fide intention to Transfer the Unit, (ii) the name and address of the proposed transferee, (iii) the Unit to be transferred, and (iv) the purchase price and terms of payment for the proposed transfer.

(b)   The other Members and the Company will have a right to purchase the Unit being transferred on the same price and payment terms described in the notice. If the notice provides for the payment of noncash consideration, the participating Members and the Company each may choose to pay in cash equal to the good faith estimate of the present fair market value of the offered noncash consideration, as reasonably determined by the Managers.

(c)   Within thirty (30) days after receiving the notice, each non-transferring Member will notify the Company in writing of such Member's desire to purchase the Unit being transferred. The failure of any Member to provide notice within the applicable period will be considered an election by that Member to not purchase the Unit. Each participating Member will be entitled to purchase her or his pro-rata portion of the Unit being transferred, calculated by comparing each participating Member's Units against the total Units of all participating Members. In the event any participating Member elects to purchase less than her or his pro rata share, then the other participating Members may purchase more than their pro rata share, pursuant to the same pro-rata calculation set out above. If the Members do not purchase the entire Unit being transferred, the Company will be entitled to purchase any remaining portion of the Unit.

(d)   If any Member(s) or the Company choose to exercise the right of first refusal established by this Section 9.4, then the transferring Owner, the participating Members and the Company must complete the transaction within ninety (90) days of the Company's receipt of the first notice of the proposed Transfer.

(e)   If the Company and the other Members choose to not purchase the entire Unit designated in the notice, then the transferring Owner may transfer the portion of the Unit not purchased by the Company or the other Members to the proposed transferee. Any such Transfer must (i) be completed within thirty (30) days after the expiration of the Company's and the other Members' right to purchase, (ii) be made on terms no less favorable to the transferring Owner than were disclosed in the notice, and (iii) meet the requirements of Sections 9.1 and 9.2. If the Ownership Interest is not transferred according to the preceding sentence, then the transferring Owner must give new notice in accordance with this section before any transfer of the Unit.

Notwithstanding anything in this Section 9.4, no transferee, assignee or other holder of a transferred Ownership Interest will become a Member except as set out in Article 11 below.

Section 9.5   Option on Death, Dissolution, Event of Dissociation, etc. On the occurrence of (i) any involuntary Transfer or Transfer by operation of law (including, without limitation, transfers by divorce, foreclosure, levy or similar action) of a Unit or (ii) any Event of Dissociation as defined in Section 10 below, other than an Event of Dissolution as a result of a Transfer pursuant to Section 9.3 (each event described in (i) and (ii) individually called a "Triggering Event"), then the other Members first and the Company second will have the irrevocable option to purchase the Unit as provided in Section 9.6 below. The purchase price will be determined in accordance with Section 9.7 below and will be payable at the time and in the manner specified in Section 9.8 below. If the Company and the remaining Members do not exercise the option to purchase the Unit, the transferee, assignee or other holder of the Unit will not become a Member except as set out in Article 11 below.

Section 9.6   Company and Member Purchase Options.

       (a)   *Members' Purchase Option.* For sixty (60) days after receiving written notice of a Triggering Event under Section 9.5 above (or any longer time specifically provided elsewhere in this Agreement), the other Members will have an irrevocable option to purchase the Unit. Each Member will notify the Company and the holder of the Unit in writing of her or his desire to purchase the Unit. The failure of any Member to provide notice within the applicable period will be considered an election by that Member to not purchase any of the Unit. Each participating Member will be entitled to purchase such Member's pro-rata portion of the Unit, calculated by comparing each participating Member's Units against the total Units of all participating Members. In the event any participating Member elects to purchase less than her or his pro rata share, then the other participating Members may purchase more than their pro rata share, pursuant to the same pro-rata calculation set out above. If the Members do not purchase the entire Unit being transferred pursuant to the triggering event, the Company will be entitled purchase any remaining portion of the Unit.

       (b)   *Company Purchase Option.* For thirty (30) days after the expiration of the Members' purchase option period described in Section 9.6(a) above (or any longer time as may be specifically provided elsewhere in this Agreement), the Company will have the option to purchase any remaining Unit. If the Company chooses to exercise its purchase option, the Company will give written notice of the exercise to the holder of the Unit.

Section 9.7   Purchase Price. The purchase price for any Transfer not subject to Section 9.4 above will be the fair market value of the transferred Unit as of the date of the Triggering Event. Fair market value will be determined within sixty (60) days of the Triggering Event by the mutual agreement of the parties to the Transfer. If the parties are unable to reach a voluntary agreement on the value, then fair market value will be determined by an independent, qualified appraiser selected by the parties to the Transfer. If the parties are unable to agree on an appraiser, one appraiser will be selected by the Managers and one by the transferring Owner (or the legal representative of the transferring Owner), and the value of the Unit will be determined by agreement of the two appraisers. If the two appraisers are unable to agree on the value of the Unit, then the two appraisers will select a third qualified appraiser whose determination of value will be binding on all parties. All costs and fees incurred in the appraisal of value under this section will be paid one-half by the Company and one-half by the transferring Owner. Each appraiser must be a recognized, independent appraiser experienced in valuing ownership interests in closely held companies engaged in business activities of similar nature as the Company. Appropriate discounts for lack of marketability, minority interests, and other relevant factors will not be considered by the appraisers in determining the fair market value of the Unit.

Section 9.8   Payment; Time and Manner.

(a)   Any Unit transferred pursuant to Section 9.5 above will be paid by one of the following: (1) all in cash within ninety (90) days after the purchase price is determined, (2) at purchaser's option, by payment of the required down payment and delivery of an executed promissory note on terms set out in Section 9.8(b), or (3) on any other terms agreed to by the parties.

(b)   If the purchaser(s) chooses the second option in Section 9.8(a) above, the purchasers will pay twenty percent (20%) of the purchase price as a down payment at the closing of the Transfer of the Unit. The balance of the purchase price will be represented by a promissory note of the purchaser, payable to the Owner (or the Owner's representative), in a form acceptable to the purchaser, providing for three (3) equal annual installment payments. Each installment payment will be due on the anniversary of the closing date of the Transfer of the Ownership Interest. Each promissory note will provide for interest on the principal at an annual rate comparable to rates available at recognized financial institutions in the marketplace. Each promissory note will be secured by a pledge of the Unit acquired by the purchaser.

Section 9.9   Withholding of Distributions. The Managers may withhold all or any distributions until the completion of any pending Transfer or until the resolution of any pending dispute about whether a Person is entitled to receive a distribution.

Section 9.10   Liability of Transferor. No Transfer will affect or limit the obligations of a transferor, including, but not limited to, obligations to make Capital Contributions.

Section 9.11   Restriction on Transfer of Economic Interest Owner and Dissociated Member Interests. All restrictions on Transfer will apply to Units held by Economic Interest Owners and Dissociated Members. Economic Interest Owners and Dissociated Members will comply with this Section 9 before making any Transfer of an Ownership Interest.

ARTICLE 10
DISSOCIATION OF A MEMBER

Section 10.1   Events of Dissociation. Unless otherwise approved by each of a Majority Interest, a Person will cease to be a Member if any of the following occur (each an "Event of Dissociation"):

(a) The voluntary withdrawal of a Member under Section 6.2;

(b) The removal of a Member under Section 6.3;

(c) The Transfer of a Member's entire Membership Interest in the Company;

(d) The Bankruptcy of any Member;

(e) In the case of a Member that is not a natural person – (i) the liquidation or dissolution of a Member entity (other than a liquidation or dissolution that results in the Ownership Interest of the Company being transferred in accordance with Section 9.3), or (ii) a change in ownership or Control of the Member (other than a change of ownership or Control of the Member that results in the Ownership Interest of the Company being owned or Controlled by a Person or Persons that would be a permitted transferee under Section 9.3). For the purpose of this paragraph, a change in ownership or control of a Member is deemed to occur on the merger or consolidation of, or transfer of securities, membership interests or other ownership interests representing Control of, (A) the Member or (B) any Person that directly, or indirectly through one or more Affiliates, Controls the Member. However, a corporate reorganization of the Member or the Person that does not result in a change of Control will not constitute a change of ownership or Control for the purpose of this paragraph;

(f) In the case of a Member who is a natural person – the death of an individual Member, or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person or estate (or a Member who has transferred or taken title to its Membership Interest in a trust);

(g) The occurrence of a material breach of or default under this Agreement by a Member that is not cured within the applicable cure period, if any, set out in this Agreement. Where no cure period is provided, the Member will be entitled to a cure period of twenty (20) days following notice of the breach before the breach is considered an Event of Dissociation under this Section 10.1.

A Member will deliver a written notice to the Company and the other Members within five (5) days of any Event of Dissociation.

Section 10.2   Rights of Dissociated Member. For any Member that becomes a Dissociated Member:

(a) If the dissociation causes a dissolution and winding up of the Company, the Dissociated Member will be entitled to participate in the winding up of the Company in accordance with this Agreement; and

(b) If the dissociation does not cause a dissolution and winding up of the Company, the Dissociated Member will no longer have any right to participate in the business or affairs of the Company and will constitute an Economic Interest Owner with respect to its Units.

Section 10.3   Obligations upon Dissociation. The dissociation of a Member will not relieve a Dissociated Member of her or his obligations to make required Capital Contributions or to fulfill the Member's contractual obligations to the Company that arose before the dissociation.

ARTICLE 11
ADMISSION OF ECONOMIC INTEREST OWNERS AND ADDITIONAL MEMBERS

Section 11.1   Admission of Additional Members. Additional Persons may be admitted to the Company as a Member only by the vote or written consent of each of (a) the Managers and (b) a Class A Majority Interest. Consent may be given, withheld, conditioned, or delayed as each Manager and Member determines in her, his, or its sole discretion. In the event a Person is admitted to the Company as a Member, the necessary parties will execute and deliver an amendment or addendum to this Agreement setting out: (a) the terms of the admission of the Person as a Member; (b) the Capital Account and Units owned by the new Member, and (c) the new Member's agreement to be bound by this Agreement and its amendments.

Section 11.2   Admission of Substitute Members. Except as set out in Section 9.3, an assignee of a Unit will be admitted as a substitute Member only with the written consent of the Managers. Consent may be given, withheld, conditioned or delayed as each Manager determines in her or his sole discretion. If admitted, the substitute Member will have all rights and powers, and will be subject to all restrictions and obligations, of the Member originally assigning the interest in the Company. The admission of a substitute Member, without more, will not release the original transferring Member from any liability that existed before the assignment.

Section 11.3   Rights of Economic Interest Owners. An Economic Interest Owner has no right to participate in the business and affairs of the Company or to become a Member. Economic Interest Owners will only be entitled to receive the share of Company Profits, Losses and distributions attributable to the assigned Units, in accordance with this Agreement.

ARTICLE 12
DISSOLUTION

Section 12.1   Liquidation Consent. The Company will dissolve and wind up only with the affirmative vote or written consent of (a) a Super Majority Interest and (b) a Class A Majority Interest (a "Liquidation Consent"). The Members agree that, notwithstanding any provision of the Act, the Company will not dissolve before the occurrence of a Liquidation Consent.

Section 12.2   Articles of Dissolution. Following the occurrence of a Liquidation Consent, the Managers will execute Articles of Dissolution in the form required by the Arkansas Secretary of State and file the Articles of Dissolution as required by the Act.

Section 12.3   Winding Up. On the occurrence of a Liquidation Consent, the Company will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Managers will be responsible for overseeing the winding up and dissolution of the Company, and will take full account of the Company's liabilities and Property.

The Managers will be authorized to make, execute, assign, acknowledge, and file on behalf of the Company all documents necessary or advisable to effect the dissolution, liquidation, and winding up of the Company. Each Manager and Member, on request, will promptly execute, acknowledge, and deliver all such documents, certificates, and other instruments as are reasonably requested to effect the proper dissolution and winding up of the Company.

(a)   Property. Company Property will be liquidated as promptly as is consistent with obtaining the fair market value of the Property. The proceeds obtained from a Liquidity Event will be applied and distributed in the following order:

(i)   First, to the payment of all debts and liabilities of the Company, including expenses arising from the liquidation distributions and the repayment of loans or advances from the Members;

(ii)   Second, to the establishment of a reserve to meet any contingencies arising from the occurrence of the liquidation;

(iii)   Third, to all the Owners in amounts equal to the positive balances, if any, in their respective Capital Accounts, or, if the proceeds to be distributed are less than the total of the positive balances, to all the Owners having positive balances in their Capital Accounts pro rata based upon the ratio of the amount of each Owner's positive balance to all positive balances; and

(iv)   Fourth, the balance will be distributed to the Members pro rata in accordance with the Members' respective Percentage Interest.

All liquidating distributions will be made no later than the end of the taxable year during which the applicable Liquidation Consent takes occurs, or, if later, within ninety (90) days after the date of such Liquidation Consent.

Section 12.4   Distributions in Kind. With respect to assets distributed in kind to Owners in liquidation or otherwise: (i) any unrealized appreciation or unrealized depreciation in the values of the assets will be deemed to be Profits and Losses realized by the Company immediately before the liquidation or other distribution event, and (ii) Profits and Losses will be allocated to the Members in accordance with Article 7 of this Agreement, and any Property distributed will be treated as a distribution of cash equal to the excess of the fair market value over the outstanding principal balances of and accrued interest on any debt by which the Property is encumbered. For the purposes of this Section 12.4, "unrealized appreciation" or "unrealized depreciation" will mean the difference between the fair market value of assets, taking into account the fair market value of the associated financing but subject to Code § 7701(g), and the Company's basis in the assets for book purposes. This paragraph is intended to provide a rule for allocating unrealized gains and losses on liquidation or other distribution events, and nothing contained in this paragraph or elsewhere in this Agreement is intended to treat or cause distributions to be treated as sales for value. If fair market value cannot be determined by the Managers, the Company will retain an independent appraiser to determine the value of the assets in dispute. The cost of the appraiser will be borne by the Company.

Section 12.5   No Right to Company Property. Members will not be entitled to demand or receive Property other than cash in return for her or his Capital Contribution. To the maximum extent permissible under applicable law, each Member hereby waives all right to partition any real property that may be acquired by the Company.

ARTICLE 13
DISPUTE RESOLUTION

Section 13.1   Cooling-Off Period. This Section 13 applies to any dispute or question among the Managers and/or Members arising out of or otherwise relating to the Company or this Agreement. If the Managers or Members, as applicable, are unable to reach the level of agreement required by the voting terms set out in this Agreement (whether unanimous, Super Majority Interest, Majority Interest or any other form), then the Managers or Members, as applicable, will first implement a mandatory thirty (30) day cooling-off period (the "Cooling-Off Period"), after which the Managers or Members, as applicable, will again vote on the particular matter on which the deadlock exists pursuant to the applicable voting mechanism set out in this Agreement. If the Managers or Members are again unable to satisfy the applicable level of agreement after the Cooling-Off Period, then the Managers or Members, as applicable, will mediate the deadlocked matter pursuant to Section 13.2 below.

Section 13.2   Mediation. If the Managers or Members, as applicable, are unable to satisfy the applicable level of agreement after the Cooling-Off Period, the dispute or question will be mediated in a non-binding mediation to be held in Little Rock, Arkansas. The mediation will be conducted by a certified mediator selected by the Members in dispute. If the Members in dispute are unable to agree to a mediator, then each party in dispute will select one (1) independent third party, and those third parties will collectively select the mediator for the dispute or question by majority agreement. All parties will be responsible for their own expenses related to the mediation.

Section 13.3   Arbitration or Dissolution. Any dispute that is not resolved by mediation will be settled by the following: (a) the Members may elect to dissolve the Company pursuant to Section 12 above; or (b) the dispute or question may be conclusively determined by binding arbitration to be held in Little Rock, Arkansas, in accordance with the rules then in effect of the American Arbitration Association or its successor and pursuant to the regulations and processes of the Federal Arbitration Act or its successor. The arbitrator may grant injunctions or other relief in the dispute, and the decision of the arbitrator will be final and binding. Judgment may be entered on the arbitrator's decision in any court having jurisdiction, and the parties irrevocably consent to the jurisdiction of the federal and state courts of Arkansas for this purpose. The arbitration will be conducted by a certified arbitrator selected by the Members in dispute. If the Members in dispute are unable to agree to an arbitrator, then each party in dispute will select one (1) independent third party, and those third parties will collectively select the arbitrator for the dispute or question by majority agreement. The prevailing party in the arbitration will be entitled to an award of reasonable attorneys' fees.

ARTICLE 14
INDEMNIFICATION

Section 14.1   Indemnification. The Company will indemnify, reimburse, and hold harmless any Person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that she or he is or was a Member, Manager, officer, employee, or other agent of the Company, or that is or was serving at the request of the Company as a Member, Manager, officer, employee, or other agent of the Company (all such persons being referred to in this Agreement as an "Agent") to the fullest extent permitted by applicable law.

Section 14.2.   Insurance. The Company may purchase and maintain insurance on behalf of any Person acting as an Agent of the Company against any liability asserted against or incurred by the Person because of the Person's status as an Agent, whether or not the Company would have the power to indemnify the Person under Section 14.1 or under applicable law.

ARTICLE 15
INVESTMENT REPRESENTATIONS

Section 15.1   Member Representations. Each Member hereby represents and warrants to the Company and to each other Member as follows:

(a)   The Member has the knowledge and experience in financial and business matters to adequately evaluate the merits and risks of an investment in the Company because of her or his own business and investment experience and independent financial advice;

(b)   The Member is financially able to bear the economic risk of an investment in the Company, including total loss;

(c)   The address set out on the signature page to this Agreement is the Member's true and correct address, and the Member has no plan of becoming a resident of any other state or jurisdiction;

(d)   The Member's Ownership Interest was acquired solely for her or his own investment, was not purchased with a view to or for sale, distribution, or other disposition, and the Member has no plan to enter into any contract or arrangement for any such resale, distribution, or other disposition;

(e)   The Member, if other than a natural person, was not organized for the specific purpose of acquiring an Ownership Interest;

(f)   The Member acknowledges that the Membership Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under Arkansas securities laws, as amended, or any other applicable blue sky laws in reliance, in part, on the representations, warranties, and agreements in this Article 15;

(g)   The Member understands that the Membership Interests are "restricted securities" under the Securities Act in that the interest will be acquired from the Company in a transaction not involving a public offering, that the interest may be resold without registration under the Securities Act only in certain limited circumstances, and that otherwise the Membership Interest must be held indefinitely. Additionally, the Member acknowledges and understands the resale limitations imposed by the Securities Act and SEC Rule 144, as presently in effect, and the conditions that must be met in order for resale of restricted securities to be permissible under those rules and regulations;

(h)   The Member represents, warrants, and agrees that the Company is under no obligation to register or qualify Membership Interests under the Securities Act or under state securities law, or to assist Member in complying with any exemption from registration and qualification;

(i)   Without limiting the representations set out above or Article 9 of this Agreement, the Member will not make any disposition of all or any part of her or his Membership Interest that will result in the violation by the Member or the Company of the Securities Act, Arkansas securities laws, or any other applicable securities laws. Without limiting the foregoing, the Member agrees not to make any disposition of all or any part of its interest in the Company unless and until: (i) there is a registration statement in effect under the Securities Act covering the proposed disposition and the disposition is made in accordance with the registration statement and any applicable requirements of state securities laws; or (ii) the Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Member has provided the Company with a written opinion of counsel, reasonably satisfactory to Company, that the disposition will not require any securities to be registered under the Securities Act or the consent of or a permit from appropriate authorities under applicable state securities law;

(j)   The Member understands the following legend or a substantially similar legend will be placed on any certificate representing any Membership Interest;

> THESE SECURITIES HAVE BEEN OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER APPLICABLE STATE STATUTES AND SECTION 4(2) OF THE SECURITIES ACT OF 1933 AND/OR REGULATION D PROMULGATED THEREUNDER. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SECURITIES DEPARTMENT OF ANY STATE OR WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER ANY STATE SECURITIES DEPARTMENT NOR THE COMMISSION HAS PASSED ON THE VALUE OF THESE SECURITIES, MADE ANY RECOMMENDATION AS TO THEIR PURCHASE, APPROVED OR DISAPPROVED THE OFFERING OR PASSED ON THE ADEQUACY OR ACCURACY OF ANY DISCLOSURE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

(k)   The Member acknowledges that an investment in the Company is a speculative investment that involves a substantial risk of loss of her or his entire investment in the Company, that the Member fully understands the risk factors related to the purchase of the Membership Interest, and that the Company is newly organized and has no financial or operating history;

(l)   The Member has received and reviewed all information she or he considers necessary or appropriate for deciding whether to purchase the Membership Interest. The Member has had an opportunity to ask questions and receive answers from the Company and its officers and employees about the terms of purchase of the Membership Interest and about the business, finances, and other aspects of the Company, and has further had the opportunity to obtain all information the Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to the Member;

(m)   The Member acknowledges that no agent or employee of the Company, or any other Person, has expressly or implicitly represented, guaranteed or warranted that the Member may freely transfer the Membership Interest, that a percentage of profit and/or type of consideration will be realized as a result of an investment in the Company, that past performance or experience on the part of the Company or any Affiliate or any other Person in any way indicates the predictable result of the ownership of the Membership Interest or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company;

(n)   The Member acknowledges that there are substantial restrictions on the transferability of the Membership Interest, that there is no public market for the Membership Interest and that none is expected to develop, and that, accordingly, it may not be possible for the Member to liquidate its investment in the Company;

(o)   The Member has been advised to consult with her or his own attorney regarding all legal matters related to the Company and the consequences of participating in the Company, and has done so to the extent Member considers necessary;

(p)   The Member acknowledges that the tax consequences of investing in the Company will depend on her or his particular circumstances. None of the Members, partners, shareholders, members, agents, managers, employees, Affiliates, or consultants will be responsible or liable for the tax consequences to Member for her or his Membership Interest. The Member will rely solely on her or his own advisers with respect to the tax consequences of this investment. The Member has been advised to consult with her or his own tax advisor(s) regarding all tax matters related to the Company and the consequences of participating in the Company, and has done so to the extent Member considers necessary; and

(q)   The Member, if other than a natural person, is duly organized, validly existing, and in good standing under the law of its state of organization, and has full organizational power to execute this Agreement and to perform its obligations.

Section 15.2   Representation Indemnification. Each Member acknowledges that he or she understands the meaning and legal consequences of the representations and warranties contained in this Agreement and agrees to indemnify, reimburse and hold harmless the Company, its Affiliates and agents, and the other Members from and against all loss, damage, and liability arising out of or relating to a breach of any representation or warranty of the Member.

ARTICLE 16
BOOKS AND RECORDS

Section 16.1   Books and Records. The Company will maintain the books and records of the Company at the principal office of the Company, or at any other place designated by the Managers. The Company will maintain the following, at minimum: (a) a current list of the full name and last known address of each Member and Economic Interest Owner, together with the Capital Contributions, Capital Account and Units of each Member and Economic Interest Owner; (b) a copy of the Certificate and all amendments; (c) copies of the Company's federal, state and local income tax or information returns and reports, if any, for the three most recent taxable years; (d) a copy of this Agreement, as amended; and (e) copies of the financial statements of the Company, if any, for the three most recent fiscal years. The Company may maintain other books and records, and may provide financial or other statements, as the Managers deem advisable.

Section 16.2   Inspection. Each Member, Manager and Economic Interest Owner (or their duly authorized representative) will have the right on reasonable notice to inspect and copy the books and records of the Company (as kept per the ordinary course of business) at her or his expense during regular business hours of the Company for purposes reasonably related to the Person's Ownership Interest in the Company.

Section 16.3   Accounting and Fiscal Year. The books and finances of the Company will be maintained as determined by the Managers, unless otherwise required by law. The fiscal year of the Company will begin on January 1 and end on December 31 (the "Fiscal Year").

Section 16.4   Company Funds. The funds of the Company will be deposited in the banking institutions that the Managers choose, and withdrawals will be made only in the regular course of the Company's business on the signature(s) of a Manager and those persons designated by the Managers to have that authority. The Managers will not permit the funds of the Company to be commingled with the funds of any other Person.

Section 16.5   Tax Elections. The Managers may cause the Company to make any beneficial elections required or permitted to be made by the Company under the Code and this Agreement. The Managers may rely on the advice of independent certified accountants as to whether decisions are in accordance with accounting methods followed for federal tax purposes.

Section 16.6   Reports. The Company will provide each Member with an annual report within one hundred eighty (180) days after the close of each Fiscal Year, prepared by an independent certified public accountant. The annual report will contain a balance sheet and statements of income, Members' equity and cash flows, all prepared according to the accounting principles employed by the Company and its representatives. Before the extended due date of the Company tax return, the Company will provide each Member a statement setting out all information relating to Company operations for that Fiscal Year as is reasonably required by the Members for the completion of their respective federal income tax returns, including copies of the Company's entire federal and state income tax returns, as prepared and signed by an independent certified accountant.

Section 16.7   Tax Matters Member. The Managers hereby designate Rodney A. Ford, as representative of Xcelerate Capital LLC, to be the "Tax Matters Member" of the Company pursuant to §6231(a)(7) of the Code. The Tax Matters Member will represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and will expend the Company funds for professional services and costs associated therewith. The Tax Matters Member will oversee the Company tax affairs in the overall best interest of the Company. Any Member designated as the Tax Matters Partner may not take any action material to the Company or its Members that is contemplated by § 6222 through 6233 of the Code without the approval of the Managers. If for any reason the Tax Matters Member can no longer serve in that capacity or ceases to be a Member, the Managers will designate a successor Tax Matters Member.

ARTICLE 17
MISCELLANEOUS

Section 17.1   Conflict of Interest. Each Member and party to this Agreement acknowledges that PPGMR Law PLLC, counsel for the Company, has in the past performed and may continue to perform legal services for certain parties to this Agreement in matters unrelated to the transactions described in this Agreement, including representing such parties in transactions similar to the transactions contemplated by this Agreement. Accordingly, each Member and party to this Agreement (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent and waives any conflict of interest of the law firm of PPGMR Law PLLC that exists or may exist because of its preparation of this Agreement and the completion of the transactions contemplated by this Agreement on behalf of the Company, as well as the representation of such other parties in unrelated matters.

Section 17.2   Title to Assets. Title to the Property and all other assets acquired or held by the Company will be held in the name of the Company. No Member will individually have any ownership interest rights in the Property or any other assets of the Company, except indirectly by virtue of the Member's ownership of Units. No Member will have any right to seek or obtain a portion of the Property or other assets of the Company, not will any Member have the right to any specific assets of the Company upon the liquidation of or any distribution by the Company.

Section 17.3   Notices. Any required notice must be in writing and will be deemed to have been received when delivered to the address specified by the party to receive the notice. Notices will be given to a Member at the address specified in the signature pages of this Agreement. Any party may designate another address in substitution of the foregoing address at any time by giving at least five (5) days' prior written notice to the Company and the other Members.

Section 17.3   Governing Law. This Agreement will be governed by and construed in accordance with the laws of Arkansas without regard to conflicts of law principles.

Section 17.4   Amendments. Amendments to this Agreement must be in writing and signed by the necessary Managers and Members, as applicable.

Section 17.5   Successors and Assigns. This Agreement binds and inures to the benefit of the Members and their respective representatives, heirs, successors and assigns.

Section 17.6   Gender and Number. Whenever required by the context, the singular number includes the plural, and the masculine gender includes the feminine.

Section 17.7   Severability. This Agreement is intended to be performed in accordance with all applicable laws and regulations of the jurisdictions in which the Company does business. If any term of this Agreement is held invalid or unenforceable, the remainder of the Agreement and the application of the term to other Persons or circumstances will not be affected, but will be enforced to the greatest extent permitted by law.

Section 17.8   Integrated Agreement. This Agreement constitutes the entire understanding and agreement among the parties to this Agreement with respect to the subject matter. There are no agreements, understandings, restrictions, representations or warranties among the parties other than those set out in this Agreement.

Section 17.9   Construction. If ambiguity or a question of interpretation arises, this Agreement will be construed as if drafted jointly by the parties. No presumption will be implied if this Agreement was prepared by or at the request of a particular Member or its counsel. The words "include" and "including" mean "include (or including) without limitation." The Parties intend that each representation, warranty and covenant in this Agreement has independent significance. If any Party breaches any representation, warranty or covenant in any respect, the fact that the party has not breach another representation, warranty or covenant exists relating to the same subject matter (regardless of the relative levels of specificity) will not mitigate that the party is in breach of the first representation, warranty or covenant.

Section 17.10 Headings. Headings in this Agreement are for reference only and are not intended to define or limit the scope, extent or intent of the Agreement.

Section 17.11 Incorporation by Reference. Every schedule, exhibit and other appendix attached or referred to in this Agreement is hereby incorporated by reference.

Section 17.12 Additional Documents. Each Member agrees to perform all other acts and execute and deliver any other documents that may be reasonably necessary or desirable to carry out the terms or intent of this Agreement.

Section 17.13 Counterparts; Electronic Signature. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and all of which will constitute one instrument. It will not be necessary in making proof of this Agreement to produce more than one counterpart. The Members may execute and deliver the Agreement by electronic methods.

Section 17.14 <u>Third Party Beneficiaries</u>. Except as provided in the Act, nothing in this Agreement confers any rights or remedies on any Person other than the Members and their respective successors and assigns; nor does anything in this Agreement relieve or discharge any obligation or liability of any third person to any party to this Agreement; nor does any term give any third person a right of subrogation or action over or against any party to this Agreement.

Section 17.15 <u>No Partnership Intended for Nontax Purposes</u>. The Members have formed the Company under the Act, and expressly do not intend to form a partnership under Arkansas law. The Members do not intend to be partners to each other or partners with any third party. If any Member represents to another person that another Member is a partner or that the Company is a partnership, then the Member making the wrongful representation will be liable to any other Member who incurs personal liability by reason of the wrongful representation.

Section 17.17 <u>Remedies Cumulative</u>. Remedies provided under this Agreement are cumulative and will not exclude any other remedies to which any Person may be lawfully entitled.

Section 17.18 <u>Attorneys' Fees</u>. If a dispute between the Company and the Members, or among the Members, results in litigation or arbitration, the prevailing party in the dispute will be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing her or his rights, including without limitation, reasonable attorneys' fees and expenses.

[SIGNATURES ARE ON THE FOLLOWING PAGE.]

IN WITNESS OF AGREEMENT, the Managers have executed this Operating Agreement of Bourbon & Boots Acquisition Company, LLC, effective as of the date first written above.

MANAGERS:

By: _____

Name: Rodney A. Ford

EXECUTION PAGE TO THE OPERATING AGREEMENT OF
BOURBON & BOOTS ACQUISITION COMPANY, LLC

IN WITNESS OF AGREEMENT, the undersigned Member acknowledges that it has read the Operating Agreement of Bourbon & Boots Acquisition Company, LLC, an Arkansas limited liability company, in its entirety and hereby agrees to be become a party to and bound by the terms of the same, dated effective as of the date below.

Date: ____________________________, 2015

MEMBER:

XCELERATE CAPITAL LLC

By: *Rodney A. Ford*

Name: Rodney A. Ford

Title: Founder and Manager

Address: 5241 Edgewood Road
Little Rock, AR 72207

SCHEDULE A

CAPITALIZATION TABLE

Name and Address	Capital Contributions	Number and Kind of Units	Interest
Xcelerate Capital LLC 5241 Edgewood Road Little Rock, AR 72207	$200,000	825,000 Class A Common Units	82.5%
Class B Reserve		175,000 Class B Common Units	17.5%
TOTAL		1,000,000 Common Units	100%

SCHEDULE B

DEFINITIONS

In the Operating Agreement of Bourbon & Boots Acquisition Company, LLC, the terms below are defined as follows:

Accredited Investor will have the meaning set out in Title 17 of the Code of Federal Regulations §230.501(a).

Adjusted Capital Account Deficit means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(a)   credit to such Capital Account the minimum gain chargeback that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   debit to such Capital Account the items described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5) and 1.704-l(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-l(b)(2)(ii)(d) and will be interpreted consistently therewith.

Affiliate means any individual, partnership, corporation, limited liability company, trust or other entity or association, directly or indirectly, through one or more intermediaries, that controls, is controlled by or is under common control with a Member.

Agreement means this Amended Operating Agreement, as it may be further amended. The words "herein," "hereinafter," "hereof,", "hereto" and "hereunder" refer to this Agreement as a whole, unless the context requires otherwise.

Bankruptcy means the occurrence of any of the following events: (i) an assignment for the benefit of creditors; (ii) the filing of a voluntary petition in bankruptcy; (iii) the adjudication of a Person as bankrupt or insolvent, or the filing of an order for relief against a Person in any bankruptcy or insolvency proceeding; (iv) the filing by a Person of a petition or answer seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) the filing by a Person of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature; (vi) a Person seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of a Person or of all or any substantial part of its properties; or (vii) one hundred twenty (120) days after the commencement of any proceeding against a Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, or regulation, if the proceeding has not been dismissed, or if within ninety (90) days after the appointment without its consent or acquiescence of a trustee, receiver or liquidator of a Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any the stay, the appointment is not vacated.

Business Day means any day other than a Saturday, Sunday, and the legal public holidays specified in 5 U.S.C. § 6103(a), as amended.

Capital Account means, with respect to any Member, the account maintained for such Member in accordance with the following provisions:

(a)   To each Member's Capital Account there will be added such Member's Capital Contributions, such Member's allocable share of Net Income, and any items in the nature of income or gain that are specially allocated to such Member pursuant to Section 7.1(b) hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b)   From each Member's Capital Account there will be subtracted the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Losses, and any items in the nature of expenses or losses that are specially allocated to such Member pursuant to Section 7.1(b) hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c)   In the event any Economic Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee will succeed to the Capital Account of the transferor to the extent it relates to the transferred Economic Interest.

(d)   In determining the amount of any liability for purposes of subparagraphs (a) and (b) hereof, there will be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(e)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Code Section 704(b) and the Regulations promulgated thereunder, and will be interpreted and applied by the Managers in a manner consistent with such Regulations.

Capital Contribution means the fair market value of cash and property contributed by a Member to the Company (net of any liabilities assumed by the Company or to which the property is subject to), including promissory notes or other obligations to contribute cash or property.

Class A Units means any of the Class A Units described in Section 5.1.

Class A Majority Interest means Members holding Class A Units representing a majority of the Class A Units then held by all Members; by way of clarification, Class A Units held by Economic Interest

Owners are not included in the foregoing calculation.

Class B Units means any of the Class B Units described in Section 5.1.

Class B Majority Interest means Members holding Class B Units representing a majority of the Class B Units then held by all Members; by way of clarification, Class B Units held by Economic Interest Owners are not included in the foregoing calculation.

Code means the Internal Revenue Code of 1986, as amended.

Common Units means any of the Common Units described in Section 5.1, including but not limited to Class A Units and Class B Units.

Company Equity Securities means any Equity Securities of the Company, including any Units or other Membership Interests.

Control means in the case of a business entity, the ownership, directly or indirectly, of greater than 50% of the voting equity interests of the entity, or the right, directly or indirectly, to independently elect or cause the election of more than 50% of the management authority of the entity, whether through the ownership of voting equity interests, by contract or otherwise.

Dissociated Member means a Member that is subject to an Event of Dissociation as defined in Article 10 of this Agreement. The term will not apply to a Member if a Majority Interest provides written consent to the occurrence of an Event of Dissociation.

Distributable Cash means the amount of cash the Managers deem available for distribution to Members, taking into account all Company debts, liabilities, and obligations then due, and all amounts the Managers deem necessary to place into reserves for the ordinary course of business.

Economic Interest means the share of Company Profits, Losses, and distributions of Company assets pursuant to this Agreement and the Act, but will not include any other rights, including, without limitation, the right to vote or participate in the management of Company.

Economic Interest Owner means an owner of an Economic Interest that is not a Member.

Eligible Issuance means the issuance by the Company to any Person or Persons (including any of the Members or their Affiliates) of any Company Equity Securities, other than Exempted Securities as defined in Section 5.4(c)(i)(C).

Equity Securities means, as to any Person that is a corporation, the shares of such Person's capital stock, including all classes of common, preferred, voting, and nonvoting capital stock, and, as to any Person that is not a corporation or an individual, the ownership, beneficial, or membership interests in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction, and credit and similar items from such Person, whether or not such interests include voting or similar rights entitling the holder thereof to exercise control over such Person.

Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company will be the gross fair market value of such asset on the date of the contribution, as determined by the contributing Member and the Company, provided, however, that the initial Gross Asset Value of any asset contributed by a Member is definitively set out on Schedule A hereto as such Member's Capital Contribution.

(b)   The Gross Asset Values of all Company assets will be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company after the date hereof by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Managers reasonably determine that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company;

(ii)   the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an entire or partial Membership Interest in the Company, if the Managers reasonably determine that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Member in the Company;

(iii)   the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)   the grant of a Membership Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member; and

(v)   such other times as the Managers will reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c)   The Gross Asset Value of any Company asset distributed to a Member will be the gross fair market value of such asset on the date of distribution, as reasonably determined by the Managers; provided that, in the case of such assets that are securities, the gross fair market value thereof will be reduced (i) if and to the extent that a block sale of all of such securities is reasonably likely, in the good faith judgment of a registered broker dealer affiliated with a reputable, nationally recognized brokerage house, to depress the trading price of such securities, (ii) if and to the extent appropriate, in the good faith judgment of the Managers, due to illiquidity of such securities, and (iii) for any sales or other commissions reasonably likely to be incurred or applied in a sale of such securities.

(d)　　　The Gross Asset Values of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values will not be adjusted pursuant to this subparagraph (d) to the extent that the Manager determines that an adjustment pursuant to subparagraph (b) of this definition of Gross Asset Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

Liquidity Event means (i) any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, or (ii) any transaction or series of transactions resulting in any of the following: (1) a sale, lease, license, transfer, exchange, or other disposition of all or substantially all the assets of the Company, or, if substantially all of the assets of the Company taken as a whole are held by a subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of substantially all of the assets of such subsidiary or subsidiaries, (2) a merger, consolidation, or reorganization as a result of which Members of the Company immediately prior to such merger, consolidation, or reorganization either possess (on account of the securities received or retained in such transaction on account of the equity securities of the Company owned by them prior to the consummation of such transaction or transactions) less than 50% of the voting power of the acquiring, surviving or successor entity immediately following such merger, consolidation, or reorganization, or (3) the Transfer to any Person by one or more Members of the Company of securities of the Company representing 50% or more of the combined voting power of the then-outstanding securities of the Company.

Majority Interest means Members representing a majority of the Units then held by all Members; by way of clarification, Units held by Economic Interest Owners are not included in the foregoing calculation.

Member means each Person that (i) is an initial signatory to this Agreement or has been admitted as a Member in accordance with this Agreement, and (ii) has not withdrawn, dissociated, or dissolved.

Membership Interest means the ownership interest in the Company held by a Person who is a Member, with all attendant rights associated therewith.

Owner means an Economic Interest Owner or a Member.

Ownership Interest means a Member's Membership Interest and an Economic Interest Owner's Economic Interest. Ownership Interests are represented by Units.

Percentage Interest means a fraction, stated as a percentage, the numerator of which is the number of Units held by a particular Person and the denominator of which is the total number of Units then outstanding. Each Person's Percentage Interest will be set out on Schedule A to this Agreement, which will be updated by the Managers from time to time to reflect adjustments to each Person's Percentage Interest in accordance with this Agreement.

Person means any individual, corporation, partnership, limited liability company, joint venture, association, unincorporated organization, governmental body, or other entity.

Preferred Units means any of the Preferred Units described in Section 5.1.

Profits and *Losses* means for each fiscal year of the Company, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of Profits and Losses will be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this definition of Profits and Losses will be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment will be taken into account as gain (if the adjustment increases the Gross Asset Value of the asset) or loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset for purposes of computing Profits and Losses;

(d)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, depreciation will be taken into account for such fiscal year;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and will be taken into account for purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to Section 7.1(b) hereof will not be taken into account in computing Profits and Losses. To the extent permitted by the Regulations, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 7.1(b) hereof will be determined by applying rules analogous to those set out in this definition of Profits and Losses.

Property means all real, intellectual, and personal property acquired by the Company and any improvements to the Property, including both tangible and intangible property.

Regulations means the regulations promulgated under the Code, as amended.

Super Majority Interest means Members representing at least sixty-seven percent (67%) of the Units then held by all Members; by way of clarification, Units held by Economic Interest Owners are not included in the foregoing calculation.

Transfer means to transfer, hypothecate, assign, mortgage, pledge, convey, sell, encumber, or otherwise dispose of Property, including, without limitation, a Unit.

Unit means a Common Unit, including but not limited to Class A Units or Class B Units, or a Preferred Unit.

SCHEDULE C

MANAGERS

Rodney A. Ford

Rodney A. Ford
_____ (as representative of the Class B Units)